[ING FUNDS LOGO]

March 2, 2010

VIA EDGAR

Mr. Jeffrey A. Foor, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	ING Investors Trust (on behalf of ING Focus 5 Portfolio)
File No. 811-05629

Dear Mr. Foor,

This letter responds to comments provided to Christopher C. Okoroegbe on February 26, 2010 in connection with a joint proxy/information statement (the “Joint Proxy/Information Statement”) that was filed on February 10, 2010 by ING Investors Trust (the “Registrant”) on behalf of ING Focus 5 Portfolio (the “Portfolio”). Set forth below are the Registrant’s responses to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”).

1.               Comment: Please inform the staff if the enclosed Information Statement will itself be filed under DEF 14C.

Response:  The Registrant will not file the Information Statement separately under EDGAR Type DEF 14C. The Information Statement will be filed as a part of the definitive filing of the Joint Proxy/Information Statement on or about March 3, 2010 under EDGAR Type: DEF 14A, and will be mailed to shareholders of the Portfolio as part of the Joint Proxy/Information Statement on or about March 8, 2010.  A separate filing of the Information Statement under DEF 14C filing is unnecessary since it would be identical to the definitive filing of the Joint Proxy/Information Statement under DEF 14A.

2.               Comment: Please explain what authority the Fund-of-Funds will rely on for this structure (i.e. confirm if it can and will rely on 12d-1(G))?

Response: The Portfolio will be operated as a fund-of-funds in reliance on an exemptive relief order granted by the Commission to the ING Funds that permits the Portfolio to, among other things, acquire shares of other non-affiliated registered funds in excess of the limits set forth in Section 12(d)(1)(A) of the Investment Company Act of 1940, as amended.  (ING Partners Inc, et al. Investment Company Act of 1940, as amended, Release No. 27116 (Oct. 12, 2005) (Notice of Application) and No. 27142 (November 8, 2005) (Order).)

3.               Comment: Notice of Special Meeting of Shareholders. In light of the fact that quorum will be met by the presence of the insurance company, is it appropriate to ask that proxies be returned so that a quorum may be present? Please consider providing another reason why proxies should be returned.

Response: The Registrant has revised the document to state that proxies are being solicited so that a maximum number of shares may be voted.

4.               Comment: Introduction, Page 2. Please explain the statement that holders of registered variable contracts “generally” have the right to instruct the insurance company on the proposal.

Response: The word “generally” has been deleted from the proxy as the insurance companies will pass through voting rights to contract holders.

5.               Comment: Proposal One, Page 4. Please confirm that removing “dividend income” from the Portfolio’s investment objective does not require a vote of shareholders.

Response: Removing “dividend income” from the Portfolio’s investment objective does not require a vote of shareholders because the Portfolio’s investment objective is not fundamental.

6.               Comment: Proposal Two. Factors considered by the board, page 13. Disclosure should include conclusions about the material factors not merely a list of factors with a general conclusion that the advisory fee is “reasonable in the context of all factors considered by the Board.”

Response: The Registrant has revised the disclosure in response to this comment.

7.               Comment: Please provide the usual Tandy representation.

Response: The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2278.

Very truly yours,
/s/Chris C. Okoroegbe
Chris C. Okoroegbe
Counsel
ING U.S. Legal Services

Attachments
cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC
Jeffrey S. Puretz, Esq.
Dechert LLP

Attachment A

March 2, 2010

VIA EDGAR

Jeffrey A. Foor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	ING Investors Trust (on behalf of ING Focus 5 Portfolio)
File Nos. 033-23512; 811-05629

Dear Mr. Foor:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/Huey P. Falgout
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP